[JANUS CAPITAL LETTERHEAD]

October 27, 2017

Via EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:   JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Post-Effective Amendment No. 257

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant and its underlying series (each, a “Fund” and collectively, the “Funds”), this letter is to respond to your comments made by telephone on September 28, 2017 and October 25, 2017 with respect to the Registrant’s Post-Effective Amendment No. 257 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on August 11, 2017. The staff of the U.S. Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses are as follows:

1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and carry over comments, as applicable, to the Prospectuses and Statements of Additional Information (“SAIs”) of all Funds.

Response: The Registrant acknowledges the comment and confirms that it has complied.

Janus Henderson Diversified Alternatives Fund ~ Prospectus Comments

2.	Staff Comment: Please provide the Staff with completed fee tables and expense examples for all Funds at least a week before the effective date of the registration statement.

Response: The Registrant has provided completed fee tables and expense examples in Appendix A to this letter.

3.	Staff Comment: Please confirm that updated performance information will be included in the upcoming 485(b) filing for the Funds.

Response: The Registrant so confirms.

4.	Staff Comment: If the Fund’s expense limitation allows for the possible recoupment of previously waived fees or expenses reimbursed, please include disclosure in the “Expense Limitation” section of the Prospectus and in a footnote to the fee table.

Response: To the extent a Fund can recoup previously waived fees and/or expenses reimbursed, disclosure is included in the Prospectus.

5.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 4 and asked the Registrant to supplementally provide the applicable disclosure and footnotes to the Staff.

Response: The Registrant notes that the applicable disclosure is included in the footnotes to the fee tables for Janus Henderson Adaptive Global Allocation Fund and Janus Henderson Multi-Sector Income Fund that are provided in Appendix A to this letter. The Registrant notes that Janus Capital did not recoup previously waived fees or expenses reimbursed for either of these Funds during the fiscal year ended June 30, 2017.

6.	Staff Comment: In the Redemptions In-Kind section of the Prospectus, please consider disclosing if securities issued to meet redemptions-in-kind will be a pro rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio, or a representative securities basket from the Fund’s portfolio.

Response: The Registrant believes that the existing disclosure identifies for shareholders the possibility that they may receive a redemption in-kind and the risks that they may face in holding and disposing of such securities. The Registrant does not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind redemption may be issued. Therefore, the Registrant has not added additional disclosure at this time.

7.	Staff Comment: If a Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings are available on the Fund’s website, please state so and provide the website address.

Response: The Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings are not available on the Fund’s website.

Fixed Income Funds ~ Prospectus Comments

8.	Staff Comment: Please disclose any criteria or limits utilized by Janus Henderson Flexible Bond Fund with respect to the credit quality or maturity of its investment portfolio.

Response: With respect to credit quality, the Registrant confirms that, as disclosed in the Principal Investment Strategies section of the Fund’s Prospectus, the Fund will (i) invest at least 65% of its assets in investment grade debt securities and (ii) limit its investment in high-yield/high-risk bonds to 35% or less of its net assets. The Registrant confirms supplementally that the Fund does not utilize specific criteria or limits with respect to the maturity of its investment portfolio.

9.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 8 and asked the Registrant to include disclosure indicating that Janus Henderson Flexible Bond Fund may invest in securities of varying maturities.

Response: The Registrant acknowledges the comment and will consider including the above-referenced disclosure in a future annual update or an interim prospectus supplement or registration statement filing, if applicable.

10.	Staff Comment: Please supplementally disclose the maximum percentage that Janus Henderson Flexible Bond Fund will invest in asset-backed securities.

Response: The Registrant confirms supplementally that there is no specific limit on the Fund’s investments in asset-backed securities.

11.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 10 and asked the Registrant to include disclosure to the extent that Janus Henderson Flexible Bond Fund intends to invest a significant percentage of its assets in asset-backed securities.

Response: The Registrant acknowledges the comment and will consider including the above-referenced disclosure in a future annual update or an interim prospectus supplement or registration statement filing, if applicable.

12.	Staff Comment: Janus Henderson Global Bond Fund has “global” in its name and should invest in securities of at least ten countries and invest at least 40% of its assets in securities of foreign countries, excluding the United States.

Response: Consistent with the investment policies and restrictions of a Fund, the Registrant believes that the existing disclosure reflects that the Fund invests in several countries. The Registrant believes each Fund’s investment policies are consistent with publicly issued SEC guidance regarding fund names.

13.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 12 and asked the Registrant to supplementally clarify the Staff’s position that if a Fund has “global” in its name, it should consider adding disclosure stating that the Fund will invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets in securities of foreign countries, excluding the United States. Further, to the extent the Registrant requests acceleration with respect to a future filing that includes a Fund with “global” in its name or if the Staff needs to declare a future filing effective for a Fund with “global” in its name, the Staff noted that it will require that the Fund’s disclosure reflect the Staff’s position noted above as a condition of granting such request or declaring such filing effective.

Response: The Registrant acknowledges the Staff’s position.

14.	Staff Comment: Please add disclosure (e.g., in a parenthetical) to the discussion of high-yield/high-risk bonds in the Principal Investment Strategies section of Janus Henderson Global Bond Fund’s Prospectus to indicate that high-yield securities are also known as “junk” bonds.

Response: The Registrant notes that a parenthetical is included in the risk disclosure in the Principal Investment Risks section of the Fund’s Prospectus which states that high-yield/high-risk bonds are also known as “junk” bonds.

15.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 14 and asked the Registrant to include disclosure which states that high-yield/high-risk bonds are also known as “junk” bonds in the Principal Investment Strategies section of Janus Henderson Global Bond Fund’s Prospectus since they are a type of security in which the Fund may invest.

Response: The Registrant acknowledges the comment and will consider including the above-referenced disclosure in the Principal Investment Strategies section in a future annual update or an interim prospectus supplement or registration statement filing, if applicable.

16.	Staff Comment: The Staff asked the Registrant to explain how Janus Henderson Global Bond Fund’s investments in derivatives will be valued for the purposes of the Fund’s 80% investment policy. The Staff noted that, for the purposes of a fund’s 80% investment policy, a fund should value its investments in derivatives based on the market value of the derivatives, not on the notional amount of such derivatives.

Response: The Registrant confirms that derivative instruments that provide economic exposure to assets that are consistent with the Fund’s name generally will be valued at market value for purposes of measuring compliance with the Fund’s 80% investment policy. However, the Registrant believes that it may be appropriate under certain circumstances to utilize the notional amount (e.g., if a derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount).

17.	Staff Comment: Please add disclosure (e.g., in a parenthetical) to the discussion of high-yield/high-risk bonds in the Principal Investment Strategies section of Janus Henderson High-Yield Fund’s Prospectus to indicate that high-yield securities are also known as “junk” bonds.

Response: The Registrant notes that a parenthetical is included in the risk disclosure in the Principal Investment Risks section of the Fund’s Prospectus which states that high-yield/high-risk bonds are also known as “junk” bonds.

18.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 17 and asked the Registrant to include disclosure which states that high-yield/high-risk bonds are also known as “junk” bonds in the Principal Investment Strategies section of Janus Henderson High-Yield Fund’s Prospectus since they are a type of security in which the Fund may invest.

Response: The Registrant acknowledges the comment and will consider including the above-referenced disclosure in the Principal Investment Strategies section in a future annual update or an interim prospectus supplement or registration statement filing, if applicable.

19.	Staff Comment: Please revise the footnote to Janus Henderson Multi-Sector Income Fund’s fee table to indicate that recapture of previously waived and/or reimbursed fees will only occur if such recapture is limited to the lesser of (1) the expense cap in effect at the time of waiver or (2) the expense cap in effect at the time of recapture.

Response: The Registrant believes that the disclosure in the fee waiver footnote to the fee table is responsive to the requirements of Instruction 3(e) of Item 3 of Form N-1A. The Registrant does, however, confirm supplementally that any recapture of expenses pursuant to the fee waiver agreement will be in accordance with the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

20.	Staff Comment: Please disclose any criteria or limits utilized by Janus Henderson Multi-Sector Income Fund with respect to the maturity of its investment portfolio.

Response: The Registrant confirms supplementally that the Fund does not utilize specific criteria or limits with respect to the maturity of its investment portfolio.

21.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 20 and asked the Registrant to include disclosure indicating that Janus Henderson Multi-Sector Income Fund may invest in securities of varying maturities.

Response: The Registrant acknowledges the comment and will consider including the above-referenced disclosure in a future annual update or an interim prospectus supplement or registration statement filing, if applicable.

22.	Staff Comment: With respect to a Fund’s use of short sales, please confirm that the Fund discloses the expenses associated with short sales in the fee table.

Response: The Registrant confirms that the expenses associated with short sales will be included in a Fund’s fee table if any such expenses are incurred.

23.	Staff Comment: Janus Henderson Global Unconstrained Bond Fund has “global” in its name and should invest in securities of at least ten countries and invest at least 40% of its assets in securities of foreign countries, excluding the United States.

Response: As noted above, consistent with the investment policies and restrictions of a Fund, the Registrant believes that the existing disclosure reflects that the Fund invests in several countries. The Registrant believes each Fund’s investment policies are consistent with publicly issued SEC guidance regarding fund names.

24.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 23 and asked the Registrant to supplementally clarify the Staff’s position that if a Fund has “global” in its name, it should consider adding disclosure stating that the Fund will invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets in securities of foreign countries, excluding the United States. Further, to the extent the Registrant requests acceleration with respect to a future filing that includes a Fund with “global” in its name or if the Staff needs to declare a future filing effective for a Fund with “global” in its name, the Staff noted that it will require that the Fund’s disclosure reflect the Staff’s position noted above as a condition of granting such request or declaring such filing effective.

Response: The Registrant acknowledges the Staff’s position.

25.	Staff Comment: The Staff asked the Registrant to explain how Janus Henderson Global Unconstrained Bond Fund’s investments in derivatives will be valued for the purposes of the Fund’s 80% investment policy. The Staff noted that, for the purposes of a fund’s 80% investment policy, a fund should value its investments in derivatives based on the market value of the derivatives, not on the notional amount of such derivatives.

Response: As noted above, the Registrant confirms that derivative instruments that provide economic exposure to assets that are consistent with the Fund’s name generally will be valued at market value for purposes of measuring compliance with the Fund’s 80% investment policy. However, the Registrant believes that it may be appropriate under certain circumstances to utilize the notional amount (e.g., if a derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount).

26.	Staff Comment: With regards to the wholly-owned subsidiary of Janus Henderson Global Unconstrained Bond Fund organized under the laws of the Cayman Islands (the “Subsidiary”), please confirm the following:

a. Staff Comment: Please confirm that the Fund complies with the provisions of the Investment Company Act of 1940 (the “Investment Company Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response: The Registrant hereby confirms that, consistent with the Staff’s guidance in treating wholly owned subsidiaries as disregarded entities for purposes of the various provisions of the Investment Company Act1 and for accounting purposes, the

[1]	See, e.g., Templeton Vietnam Opportunities Fund, SEC No-Action Letter (pub. avail. Sept. 10, 1996) and South Asia Portfolio, SEC No-Action Letter (pub. avail. March 12, 1997).

Fund will look through the Subsidiary (i.e., will disregard the separate corporate existence of the Subsidiary) for purposes of determining the Fund’s compliance with Section 8 and Section 18 of the Investment Company Act. As a result, the Subsidiary individually may not be in compliance with certain provisions – e.g., the Subsidiary does not separately comply with the disclosure requirements of Section 8(b)(1) because the Subsidiary is not required to be registered as an investment company under the Investment Company Act.

b. Staff Comment: Please confirm that each investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act.

Response: The Registrant so confirms.

c. Staff Comment: Please confirm that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

Response: As noted above, the Registrant hereby confirms that, consistent with the Staff’s guidance in treating wholly owned subsidiaries as disregarded entities for purposes of the various provisions of the Investment Company Act and for accounting purposes, the Fund will look through the Subsidiary (i.e., will disregard the separate corporate existence of the Subsidiary) for purposes of Section 17 of the Investment Company Act. Also, Rule 17a-3 exempts from Section 17(a) of the Investment Company Act “[t]ransactions solely between a registered investment company and one or more of its fully-owned subsidiaries….” State Street Bank and Trust Company (“State Street”), the custodian for the Fund, also will serve as the custodian for the Subsidiary. State Street meets the requirements of Section 17(f) of the Investment Company Act.

d. Staff Comment: Please confirm (1) whether the Fund has received a private letter ruling from the Internal Revenue Service (“IRS”) stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund has not applied for a private letter ruling from the IRS with respect to the tax treatment of income and gains generated by investments in commodity-linked notes and income generated by investments in controlled foreign corporations, such as the Subsidiary. The Fund has, however, obtained an opinion from legal counsel that the income and gains the Fund derives from the Subsidiary should be qualifying income for the purposes of the Fund remaining qualified as a regulated investment company for U.S. federal income tax purposes.

e. Staff Comment: Please confirm that any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund are disclosed.

Response: The Subsidiary’s principal investment strategies and its related risks are the same as those of the Fund with respect to the Fund’s investments in commodity-related investments. The Registrant believes that the principal investment strategies and principal risks described in the Fund’s Prospectus reflect the aggregate operations of the Fund and the Subsidiary.

f. Staff Comment: Please confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response: The Registrant confirms that the financial statements of the Subsidiary are consolidated with those of the Fund.

g. Staff Comment: Please confirm that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s Prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Registrant confirms that: (1) the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s Prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

27.	Staff Comment: Janus Henderson Adaptive Global Allocation Fund has “global” in its name and should invest in securities of at least ten countries and invest at least 40% of its assets in securities of foreign countries, excluding the United States.

Response: As noted above, consistent with the investment policies and restrictions of a Fund, the Registrant believes that the existing disclosure reflects that the Fund invests in several countries. The Registrant believes each Fund’s investment policies are consistent with publicly issued SEC guidance regarding fund names.

28.

Staff Comment: The Staff acknowledged the Registrant’s response to Comment 27 and asked the Registrant to supplementally clarify the Staff’s position that if a Fund has “global” in its name, it should consider adding disclosure stating that the Fund will invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets in securities of foreign countries, excluding the United States. Further, to the extent the Registrant requests acceleration with respect to a future filing that includes a Fund with “global” in its name or if the Staff needs to declare a future filing effective for a Fund with “global” in its name, the Staff noted that it will require that the Fund’s disclosure reflect the Staff’s position noted above as a condition of granting such request or declaring such filing effective.

Response: The Registrant acknowledges the Staff’s position.

Mathematical Funds ~ Prospectus Comments

29.	Staff Comment: Please confirm how Janus Henderson Emerging Markets Managed Volatility Fund quantifies its exposure for purposes of its 80% investment policy when investing in exchange-traded funds that provide exposure to certain emerging markets.

Response: The Registrant supplementally confirms that underlying exchange-traded funds that provide exposure to emerging markets will be counted toward the Fund’s 80% investment policy.

30.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 29 and requested that the Registrant clarify the extent to which Janus Henderson Emerging Markets Managed Volatility Fund will invest in exchange-traded funds for the purposes of its 80% investment policy.

Response: The Registrant notes that, as disclosed in the Principal Investment Strategies section, the Fund may invest in exchange-traded funds for the purposes of meeting its 80% investment policy. The Registrant notes that the Fund currently does not invest in exchange-traded funds for the purpose of meeting its 80% investment policy.

31.	Staff Comment: If applicable, please disclose in the Principal Investment Strategies section that Janus Henderson Emerging Markets Managed Volatility Fund may invest in securities of all market capitalization ranges.

Response: The Registrant acknowledges the comment and will consider including disclosure regarding the Fund’s market capitalization ranges in a future annual update.

32.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 31 and asked the Registrant to include disclosure regarding Janus Henderson Emerging Markets Managed Volatility Fund’s market capitalization ranges prior to the next annual update if the Fund supplements its prospectus or files another registration statement during the course of its current fiscal year.

Response: The Registrant acknowledges the comment and will consider including disclosure regarding the Fund’s market capitalization ranges if the Fund supplements its prospectus or files another registration statement during the course of its current fiscal year.

33.	Staff Comment: Janus Henderson Global Income Managed Volatility Fund has “global” in its name and should invest in securities of at least ten countries and invest at least 40% of its assets in securities of foreign countries, excluding the United States.

Response: As noted above, consistent with the investment policies and restrictions of a Fund, the Registrant believes that the existing disclosure reflects that the Fund invests in several countries. The Registrant believes each Fund’s investment policies are consistent with publicly issued SEC guidance regarding fund names.

34.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 33 and asked the Registrant to supplementally clarify the Staff’s position that if a Fund has “global” in its name, it should consider adding disclosure stating that the Fund will invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets in securities of foreign countries, excluding the United States. Further, to the extent the Registrant requests acceleration with respect to a future filing that includes a Fund with “global” in its name or if the Staff needs to declare a future filing effective for a Fund with “global” in its name, the Staff noted that it will require that the Fund’s disclosure reflect the Staff’s position noted above as a condition of granting such request or declaring such filing effective.

Response: The Registrant acknowledges the Staff’s position.

35.	Staff Comment: If applicable, please disclose in the Principal Investment Strategies section that Janus Henderson Global Income Managed Volatility Fund may invest in securities of all market capitalization ranges.

Response: The Registrant acknowledges the comment and will consider including disclosure regarding the Fund’s market capitalization ranges in a future annual update.

36.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 35 and asked the Registrant to include disclosure regarding Janus Henderson Global Income Managed Volatility Fund’s market capitalization ranges prior to the next annual update if the Fund supplements its prospectus or files another registration statement during the course of its current fiscal year.

Response: The Registrant acknowledges the comment and will consider including disclosure regarding the Fund’s market capitalization ranges if the Fund supplements its prospectus or files another registration statement during the course of its current fiscal year.

37.	Staff Comment: If applicable, please disclose in the Principal Investment Strategies section that Janus Henderson International Managed Volatility Fund may invest in securities of all market capitalization ranges.

Response: The Registrant acknowledges the comment and will consider including disclosure regarding the Fund’s market capitalization ranges in a future annual update.

38.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 37 and asked the Registrant to include disclosure regarding Janus Henderson International Managed Volatility Fund’s market capitalization ranges prior to the next annual update if the Fund supplements its prospectus or files another registration statement during the course of its current fiscal year.

Response: The Registrant acknowledges the comment and will consider including disclosure regarding the Fund’s market capitalization ranges if the Fund supplements its prospectus or files another registration statement during the course of its current fiscal year.

39.	Staff Comment: If applicable, please disclose in the Principal Investment Strategies section that Janus Henderson U.S. Managed Volatility Fund may invest in securities of all market capitalization ranges.

Response: The Registrant acknowledges the comment and will consider including disclosure regarding the Fund’s market capitalization ranges in a future annual update.

40.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 39 and asked the Registrant to include disclosure regarding Janus Henderson U.S. Managed Volatility Fund’s market capitalization ranges prior to the next annual update if the Fund supplements its prospectus or files another registration statement during the course of its current fiscal year.

Response: The Registrant acknowledges the comment and will consider including disclosure regarding the Fund’s market capitalization ranges if the Fund supplements its prospectus or files another registration statement during the course of its current fiscal year.

Value Funds ~ Prospectus Comments

41.	Staff Comment: Please confirm supplementally that Janus Henderson Select Value Fund will not have any fund-specific material changes in the 485(b) filing.

Response: The Registrant so confirms.

42.	Staff Comment: For those Funds that employ a performance adjusted management fee, please consider adding disclosure regarding such fee arrangements in a footnote to the fee table (e.g., base fee, disclose it may adjust up or down relative to its benchmark, and identify the benchmark).

Response: The Registrant notes that it previously included a footnote to the fee table pertaining to the performance adjusted management fee for those Funds that employ such fee arrangements. The Registrant removed this footnote in response to a comment received from the Staff on January 21, 2010 with respect to the Registrant’s Post-Effective Amendment No. 127. At that time, it was agreed upon that the Registrant would update the fee table to include the phrase “may adjust up or down” in parentheses next to the “Management Fee” line item in the table.

43.	Staff Comment: Please disclose any criteria or limits utilized by Janus Henderson Value Plus Income Fund with respect to the maturity of its investment portfolio.

Response: The Registrant confirms supplementally that the Fund does not utilize specific criteria or limits with respect to the maturity of its investment portfolio.

44.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 43 and asked the Registrant to include disclosure indicating that Janus Henderson Value Plus Income Fund may invest in securities of varying maturities.

Response: The Registrant acknowledges the comment and will consider including the above-referenced disclosure in a future annual update or an interim prospectus supplement or registration statement filing, if applicable.

45.	Staff Comment: Please add disclosure to the discussion of high-yield/high-risk bond risk in the Principal Investment Risks section of each applicable Prospectus (e.g., with respect to Janus Henderson Value Plus Income Fund) to indicate the speculative nature of such securities.

Response: The Registrant believes the discussion of high-yield/high-risk bond risk in the Principal Investment Risks section of each applicable Prospectus is an appropriate summary of the information provided in response to Item 9(c) of Form N-1A. Further, in response to Item 9(c), the “High-Yield/High-Risk Bond Risk” indicates that “it may be more difficult to value the securities because valuation may require more research, and elements of judgment may play a larger role in the valuation because there is less reliable, objective data available.” Accordingly, the Registrant has not added additional disclosure at this time.

Legacy Henderson Funds ~ Prospectus Comments

46.	Staff Comment: Please consider adding disclosure to the Principal Investment Strategies section regarding the permissible or anticipated percentage ranges that Janus Henderson All Asset Fund may allocate to the identified asset classes.

Response: The Registrant acknowledges the comment but believes that the disclosure in the Principal Investment Strategies section currently addresses the fact that the Fund’s level of exposure to various asset classes is based on Janus Capital’s assessment of the asset’s potential return, associated volatility, and correlation with other assets.

47.	Staff Comment: If applicable, please disclose in the Principal Investment Strategies section that Janus Henderson All Asset Fund may invest in securities of all market capitalization ranges.

Response: The Registrant acknowledges the comment and will consider including disclosure regarding the Fund’s market capitalization ranges in a future annual update.

48.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 47 and asked the Registrant to include disclosure regarding Janus Henderson All Asset Fund’s market capitalization ranges prior to the next annual update if the Fund supplements its prospectus or files another registration statement during the course of its current fiscal year.

Response: The Registrant acknowledges the comment and will consider including disclosure regarding the Fund’s market capitalization ranges if the Fund supplements its prospectus or files another registration statement during the course of its current fiscal year.

49.	Staff Comment: Please add disclosure (e.g., in a parenthetical) to the discussion of high-yield/high-risk bonds in the Principal Investment Strategies section of Janus Henderson Dividend & Income Builder Fund’s Prospectus to indicate that high-yield securities are also known as “junk” bonds.

Response: The Registrant notes that a parenthetical is included in the risk disclosure in the Principal Investment Risks section of the Fund’s Prospectus which states that high-yield/high-risk bonds are also known as “junk” bonds.

50.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 49 and asked the Registrant to include disclosure which states that high-yield/high-risk bonds are also known as “junk” bonds in the Principal Investment Strategies section of Janus Henderson Dividend & Income Builder Fund’s Prospectus since they are a type of security in which the Fund may invest.

Response: The Registrant acknowledges the comment and will consider including the above-referenced disclosure in the Principal Investment Strategies section in a future annual update or an interim prospectus supplement or registration statement filing, if applicable.

51.	Staff Comment: To the extent the portfolio managers of Janus Henderson Dividend & Income Builder Fund expect to invest a substantial amount of the Fund’s assets (e.g., more than 25% of its assets) in issuers located in a specific country, please disclose the country and include a corresponding risk.

Response: The Registrant has updated the disclosure in the Principal Investment Strategies section of the Fund’s Prospectus to reflect that the Fund may invest more than 25% of its assets in issuers located in a single country or a limited number of countries, including the United Kingdom. The Registrant has added a risk factor to the Principal Investment Risks section related to the risks of investing in British issuers.

Statement of Additional Information Comments

52.	Staff Comment: Please disclose that each Fund will “look through” to the securities held by underlying investment companies to ensure that the Fund is in compliance with its fundamental investment policy relating to its concentration of investments.

Response: The Registrant supplementally confirms that the Registrant will evaluate the types of securities in which underlying investment companies invest to determine whether a Fund is in compliance with its fundamental investment policy relating to its concentration of assets. For example, if a Fund is invested in an underlying investment company that focuses primarily on technology investments, the Registrant will apply the entire position to the limit set forth in the Fund’s concentration policy.

53.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 52 and asked the Registrant to include disclosure in the SAIs clarifying that each Fund, if applicable, will “look through” to the securities held by underlying investment companies to ensure that the Fund is in compliance with its fundamental investment policy relating to its concentration of investments.

Response: The Registrant acknowledges the comment and will consider including the above-referenced disclosure in a future annual update or an interim SAI supplement or registration statement filing, if applicable.

54.	Staff Comment: Please revise the SAI of the Legacy Henderson Funds to clarify that such Funds are no longer newly formed series of the Trust.

Response: The Registrant has made the requested change.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson

Legal Counsel

Enclosure (via EDGAR only)